Exhibit 6

David L. Sokol

P.O. Box 4998

Jackson, WY 83001-4998

April 29, 2016

Middleburg Financial Corporation

Attention: Members of the Board of Directors

111 West Washington Street

Middleburg, Virginia 20117

Dear Board Members,

Over the last several years, I have attempted to convince you and the management team at Middleburg that we must move more rapidly to improve the financial performance of Middleburg Financial Corporation (“Middleburg”). Middleburg has at various times in the past produced 10 year economic forecasts for the board of directors. These Forecasts included various broad steps that were going to be taken with the stated strategy of: 1) Improving revenue, 2) Improving Productivity, 3) Focusing on reducing Problem Loans, and 4) Getting Middleburg into the top quartile of its peer group in ROAA, ROAE, Efficiency and Net Interest Margin.

While I recognize that forecasting is inherently difficult, particularly the farther out one attempts to project, the performance of Middleburg against such plans has been poor at best. In June 2013, not quite three years ago, you projected 2015 Net Income to be $12.83 million, ROE to be 10.0%, ROA to be 0.94% and EPS to be $1.81. Middleburg missed those targets by nearly 40%. Perhaps even worse, your March 2014 expectations for 2015 missed by 24% and Middleburg did not perform in the top quartile in any of its strategic areas. Also very concerning is that non-performing loans ended 2015 at 2.62%, substantially worse than 2014 and more than double top quartile performance of 1.25%. This non- performing asset percentage is extremely troublesome given that in nearly every presentation Middleburg makes it points out that its service territory is among the best and strongest in the country. One would expect better loan performance in such an area. Middleburg’s March 31, 2016 first quarter results, released at 11:00 am this morning, continues the pattern of under-performance. 16% lower net income in the first quarter of 2016 versus 2015, substantially higher non-interest expense, 36% higher non-performing assets versus the year ago quarter and continued unacceptable returns on average assets of 0.63% and returns on average equity of 6.63%. Even more concerning is your CEO’s quote that “We are pleased with our performance in the first quarter”. It is my understanding from a conversation with your designated Board Member yesterday, that Middleburg’s Board and Management are targeting only $9.3 million of net income for all of 2016. Such a target is extraordinarily disappointing in that you point out in your recent Shareholders letter that absent the $3 million impairment charge in the 4th quarter of 2015 Middleburg would have achieved $9.27 million of net income in 2015. Do you really believe that flat earnings year over year is acceptable? As a shareholder I find both these results, expectations and the Boards leadership unacceptable.

I believe that Middleburg’s financial performance shortfalls can be attributed to two fundamental underlying realities. First, proper execution requires much more granular planning and progress measurement if an organization truly intends to move to and stay consistently within top quartile performance. Also, everyone’s incentives must be aligned. Twelve times in your 2016 Proxy Statement you emphasize that the Board and Management’s leadership and compensation are directly aligned with the shareholders. These are nice words, but performance says otherwise. While your strategic initiatives emphasize top quartile performance, your Long Term Equity Incentives only require “average multi-year Return on Average Assets (ROAA) that ranks in the top 50% of our peer group”. In 2015, we missed expectations by 24% and yet management compensation for the top five executives only decreased by 13%. Not much alignment here. Further, as noted on page 16 of the 2016 Proxy, you currently have no stock ownership guidelines for your executives or Board Members. When one removes the unvested restricted stock noted in footnote 4 of the Security Ownership table on page 9 of the Proxy Statement the top executives and the Board Members combined only own 3.5% of the Company’s shares. This averages only 13,000 shares apiece. Given that the average shareholder of record owns 17,000 shares here again we have rather poor alignment. Lastly, in regard to Board oversight and management execution it is critical that the Board holds itself and management accountable for detailed and thorough execution. In the 2015 annual report letter, Mr. Shook makes things sound as though 2015 was a great year when in fact it was rather poor. In his eighth paragraph he states “2015 was a testament to our community. We were pleased with the positive momentum in our overall performance metrics: the Company enjoyed increased earnings, households and deposits.” Not being candid about missing every performance metric outlined will not increase attention to detail going forward. Just as we should honestly reward and compliment over-performance we must be honest about our short comings. In his following paragraphs of his shareholders letter, Mr. Shook points out that if Middleburg had not had to write off $3 million of a $4 million loan in the fourth quarter of 2015, the results would have been better by that amount. No kidding! Unfortunately there is no explanation as to why this loss was necessary nor what is being done to collect what is described as a fraudulent loan, nor what lapses either the lead bank had in their processes or in Middleburg’s. Irrespective of the reason, Middleburg’s performance in 2015 was unacceptable. Loan losses in a bank are part of doing business and should be managed, properly reserved and forecasted. Also in his Shareholder’s letter, Mr. Shook excuses the shortcoming in 2015 revenue from $52.87 million in 2014 to $48.46 million in 2015 as being caused by the sale of Southern Trust Mortgage. This is true and fair. Unfortunately, in the following paragraph, he points out that “non-interest expense for the full year 2015 fell by more than 13.28% compared to full year 2014” but does not point out that virtually this entire expense reduction was also caused by the sale of Southern Trust Mortgage. This omission would give the impression that management had taken steps to lower their non-interest expense by this amount when in fact they did not. A corporation only gets better if they are honest both about their successes and their short-comings. The Board and Management talk about their goals and strategic focus. But such things are just words if not followed up with highly detailed, specific, accountable and measurable plans to achieve each and every goal or focus area. Has the Board asked to see such detailed plans? Is their performance measured and discussed in detail at each monthly Board meeting? The obvious answer is no or the results would reflect real consistent progress.

The second fundamental reason for Middleburg’s shortcomings is the reality that the increased costs of banking caused by new and expanded regulations and laws make scale ever more important. While it is difficult to identify each and every cost and inefficiency which these new laws and regulations create there is no doubt that they disproportionately affect smaller banks like Middleburg. The Company’s 10-K spends several pages discussing these realities. Many people have attempted to estimate the asset size which a small bank must aspire to in order to more acceptably shoulder these new regulatory burdens. It is generally recognized that an asset base of $3 to $6 billion is necessary for a small bank such as Middleburg to compete economically. As I am certain you are aware, the Financial Accounting Standards Board (FASB) this past Wednesday approved new accounting rules requiring banks to book loan losses more quickly. How will these new accounting requirements affect Middleburg? Interestingly, when we analyze the ten most likely potential acquirers of Middleburg all of them perform in the top quartile in ROA, ROE, and NPA’s, and as such can far more quickly improve Middleburg’s performance.

There are of course three paths which Middleburg could follow in order to grow its asset base to the $3 billion level. The first would be to attempt to grow organically. Over the past five years Middleburg’s compound asset growth rate has been only 2.1% so this is clearly not a realistic option. The second approach would be for Middleburg to grow by acquisition. This approach is in my view unacceptable in that Middleburg’s historic ability to manage acquisitions, such as Southern Trust Mortgage, has proven to be less than successful in addition to the fact that Middleburg itself has not been able to achieve and maintain top quartile performance. Secondly, the ability to make successful acquisitions requires that Middleburg appropriately value and execute such transactions in an accretive way. Otherwise, existing shareholder value is diluted. The third method for Middleburg to achieve a competitive scale is for them to become part of a larger organization through merger or acquisition. The current merger and acquisition climate for such a transaction appears very robust and, given the many positive attributes of Middleburg’s service area, team and balance sheet, such a transaction would appear to provide the highest probability of success for maximizing shareholder value and continuing to serve Middleburg’s customers and communities proactively. It is important to note here that an acquisition of Middleburg will not negatively affect the communities in which Middleburg conducts its business. An acquirer of Middleburg will be paying a premium for the ability to serve such a sound service area and will be highly incentivized to remain an active participant in the community. It is important to remember that Middleburg’s market share in its various service areas ranges from less than 1% to a maximum of 14% and as such they operate in a very competitive market. These communities and Middleburg’s employees will be much better served by a company that is increasingly capable of sustaining an ever increasing regulatory burden and capable of providing highly competitive lending products in a sustainable fashion. Another common concern in a proposed acquisition is that senior management may not be retained by the acquiring company. I have been involved in dozens of acquisitions and it has been my experience that highly effective executives are rarely let go in such a situation. Frankly, good executives are hard to find. However, if such an outcome were to occur the senior team at Middleburg has generous severance contracts if they were to be terminated without cause.

I have been very disappointed that my request for Middleburg’s Board of Directors to form a special committee in order to assess the strategic alternatives available to maximize shareholder value has been ignored. It is my understanding that the Board wishes to act as a group rather than to designate a special committee. I believe that this is a mistake in that at least two Board Members cannot be considered independent for such a purpose. Further, such a large group cannot move expeditiously. I also understand that Sandler O’Neill Partners, L.P. has been hired by the Board as a financial advisor. I would urge that you have your advisor meet with my financial advisor Donnelly, Penman & Partners (“Donnelly”) at the earliest possible convenience. Donnelly’s analysis, based strictly on public information and no accesses to company projections, demonstrates that Middleburg’s stand-alone value falls in the range of $20 to $21 per share and that the potential strategic value of Middleburg to a qualified buyer is substantially higher than the current trading price of approximately $27 per share. It has been a month since I made such a request and in that time the price of Middleburg’s stock has risen by over 30%. Clearly the market and your shareholders think such a request is reasonable and appropriate. All that I have asked for the Board to do is thoroughly compare the strategic alternatives available to Middleburg, including a sale of the company, and openly disclose the outcome of such a review to the shareholders. If the Board actually has a detailed status quo option to growing the company, which includes reasonable assumptions and an actionable plan which can be measured against, and such a plan represents a higher probability of shareholders achieving maximum value I would assume that your shareholders would approve such a plan. Given Middleburg’s past lack of performance I find no justification for the Board denying my request for a thorough strategic review by a special committee. As such, I will be withholding my proxy votes from the nominees of the Board of Directors proposed for election at the Company’s May 4, 2016 Shareholders meeting. While I recognize that this vote will not change the current Board given that no other slate of Directors has been proposed, it will clearly express my vote of no confidence in the current Board.

I appreciate the opportunity to talk at length with your designated Board Member yesterday. Our conversation was open and professional. I am hopeful that the Board will substantially accelerate its process and openly and fairly evaluate each strategic alternative. Your shareholders deserve no less.

Sincerely yours,

/s/ David L. Sokol

David L. Sokol